Exhibit 99.1

BELLATRIX EXPLORATION LTD.

Notice of

Annual and Special Meeting of Shareholders

to be held on May 17, 2017

The annual and special meeting (the “Meeting”) of holders of common shares (“Common Shares”) of Bellatrix Exploration Ltd. (the “Corporation”) will be held in the Lakeview Endrooms, The Westin Hotel, 320 – 4th Avenue SW, Calgary, Alberta, Canada T2P 2S6 on May 17, 2017 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our audited consolidated financial statements for the year ended December 31, 2016, together with the report of the auditors thereon;
2.	fix the number of directors to be elected at the Meeting at nine members;
3.	elect the directors of the Corporation;
4.	appoint our auditors and authorize the directors to fix their remuneration as such;
5.

consider and, if deemed advisable, to pass a special resolution (the full text of which is set out in the accompanying management information circular (“Information Circular”)) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding Common Shares of the Corporation on the basis of a consolidation ratio to be selected by the board of directors of the Corporation within a range of between four old Common Shares for one new Common Share and six old Common Shares for one new Common Share, all as more particularly described in the accompanying Management Information Circular;

6.	consider a non-binding advisory resolution on the Corporation’s approach to executive compensation; and
7.	transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this notice.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary Time) on May 15, 2017 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned Meeting.

The board of directors of the Corporation has fixed the record date for the Meeting at the close of business on April 3, 2017 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta this 3rd day of April, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Charles R. Kraus”
Executive Vice President, General Counsel and Corporate Secretary